EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

Carlyle AlpInvest Private Market Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	-	$0.00014760	-
Fees Previously Paid	$14,112,640.07(1)		$2,083.03
Total Transaction Valuation	$14,112,640.07
Total Fees Due for Filing			$2,083.03
Total Fees Previously Paid			$2,083.03
Total Fee Offsets			-
Net Fee Due			$0

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $2,083.03 was paid in connection with the filing of the Schedule TO-I by Carlyle AlpInvest Private Markets Fund (File No. 005-94305) on January 26, 2024 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.